Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-273508

BLACKROCK PRIVATE INVESTMENTS FUND

Supplement dated August 25, 2023 to the

Prospectus and Statement of Additional Information, each dated July 28, 2023,

of BlackRock Private Investments Fund

This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”), each dated July 28, 2023, of BlackRock Private Investments Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus or SAI, as applicable.

The following change is made to the Fund’s Prospectus:

The section of the Prospectus entitled “Plan of Distribution—Payments to Financial Intermediaries” is deleted in its entirety and replaced with the following:

Payments to Financial Intermediaries

The Advisor, the Distributor and/or their affiliates, in the Advisor’s, the Distributor’s or such affiliates’ discretion and from their own resources, may pay additional compensation to Selling Agents and other financial intermediaries in connection with the sale of the Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including but not limited to access to a Selling Agent’s or other financial intermediary’s registered representatives, placement on a list of investment options offered by a Selling Agent or other financial intermediary, or the ability to assist in training and educating the Selling Agent’s or other financial intermediary’s registered representatives, as described in more detail below. The Additional Compensation may differ among Selling Agents and other financial intermediaries in amount or in the method of calculation. Payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by common shareholders introduced by the Selling Agent or other financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a Selling Agent or other financial intermediary may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Servicing Arrangements

The Shares may be available through Selling Agents that have entered into shareholder servicing arrangements with respect to the Fund.

These Selling Agents provide varying investment products, programs, platforms and accounts, through which investors may purchase Shares. Shareholder servicing arrangements typically include processing orders for shares, generating account and confirmation statements, sub-accounting, account maintenance, tax reporting, collecting and posting distributions to investor accounts and disbursing cash dividends as well as other investment or administrative services required for the particular Selling Agent’s products, programs, platforms and accounts.

The Advisor, the Distributor and/or their affiliates may make payments to Selling Agents and other financial intermediaries for the shareholder services provided. These payments are made out of the Advisor’s or the Distributor’s own resources and not Fund assets. The actual services provided by these Selling Agents and other financial intermediaries, and the payments made for such services, vary from firm to firm. The payments may be based on a fixed dollar amount for each account and position maintained by the Selling Agent or other financial intermediary and/or a percentage of the value of shares held by investors through the firm. Please see the Fund’s SAI for more information.

These payments may be material to Selling Agents and other financial intermediaries relative to other compensation paid by the Fund, the Advisor and/or its affiliates and may be in addition to other fees and payments, such as distribution and/or service fees, sub-transfer agency expenses, revenue sharing or “shelf space” fees and event support, or other non-cash compensation (described below). Also, the payments may vary from amounts paid to the Fund’s transfer agent for providing similar services to other accounts. The Advisor and/or its affiliates do not control these Selling Agents’ and other financial intermediaries’ provision of the services for which they are receiving payments.

These Selling Agents may impose additional or different conditions than the Fund on purchases of Shares. They may also independently establish and charge their customers or program participants transaction fees, account fees and other amounts in connection with purchases of Shares in addition to any fees imposed by the Fund. These additional fees may vary and over time could increase the cost of an investment in the Fund and lower investment returns. Each Selling Agent is responsible for transmitting to its customers and program participants a schedule of any such fees and information regarding any additional or different conditions regarding purchases. Shareholders who are customers of these Selling Agents or participants in programs serviced by them should contact their Selling Agent for information regarding these fees and conditions.

Other Payments to Financial Intermediaries

Some or all of the servicing fees described above are paid or “reallowed” to Selling Agents, including their financial advisors through which you purchase your Shares.

The Distributor or its affiliates may from time to time make payments, reimburse and provide other incentives to Selling Agents and other financial intermediaries as compensation for services such as providing the Fund with “shelf space” or a higher profile for the Selling Agents’ or other financial intermediaries’ financial advisors and their customers, placing the Fund on the Selling Agents’ or other financial intermediaries’ preferred or recommended fund list, granting the Distributor access to the Selling Agents’ or other financial intermediaries’ financial advisors and furnishing marketing support and other specified services. The Distributor or its affiliates may make “due diligence” payments to certain service organizations for such service organizations’ examination of the Fund on behalf of one or more Selling Agents or other financial intermediaries. These payments may be significant to the Selling Agents, other financial intermediaries or service organizations.

A number of factors will be considered in determining the amount of these additional payments to Selling Agents, other financial intermediaries or service organizations. On some occasions, such payments may be conditioned upon levels of sales, including the sale of a specified minimum dollar amount of the shares of the Fund, other funds sponsored by the Distributor and/or a particular class of shares, during a specified period of time. The Distributor or its affiliates may also make payments to one or more Selling Agents or other financial intermediaries based upon factors such as the amount of assets a Selling Agent’s or financial intermediary’s clients have invested in the Fund and the quality of the Selling Agent’s or financial intermediary’s relationship with the Distributor, the Advisor and/or their affiliates.

To the extent the additional payments described above are made, such additional payments would be made from the Distributor’s or its affiliates’ own assets (and sometimes, therefore referred to as “revenue sharing”) pursuant to agreements with Selling Agents or other financial intermediaries and would not change the price paid by investors for the purchase of the Shares or the amount the Fund will receive as proceeds from such sales. These payments may be made to Selling Agents or other financial intermediaries (each, as selected by the Distributor) that have sold significant amounts of Shares of the Fund.

The Distributor, the Advisor and/or their respective employees and representatives may make payments or reimburse Selling Agents for sponsorship and/or attendance at conferences, seminars or informational meetings (“event support”), provide Selling Agents or their personnel with occasional tickets to events or other entertainment, meals, and small gifts (“other non-cash compensation”) and make financial contributions pertaining to sales incentives and contests, each to the extent permitted by applicable law, rules and regulations.

In addition, wholesale representatives of the Distributor and employees of the Advisor or their affiliates visit Selling Agents or other financial intermediaries on a regular basis to market and educate financial advisors and other personnel about the Fund. These payments, reimbursements and activities may provide additional access to financial advisors at these Selling Agents, which may increase purchases and/or reduce repurchases of Fund Shares.

The Distributor also may pay Selling Agents or other financial intermediaries for certain services including technology, operations, tax, audit or data consulting services, and may pay such Selling Agents or other financial intermediaries for the Distributor’s attendance at investment forums sponsored by such Selling Agents or financial intermediaries or for various studies, surveys, or access to databases.

If investment advisers, distributors or affiliates of investment companies make payments and provide other incentives in differing amounts, Selling Agents, other financial intermediaries and their respective financial advisors may have financial incentives for recommending a particular fund over other funds. In addition, depending on the arrangements in place at any particular time, a Selling Agent, other financial intermediary and its respective financial advisors may also have a financial incentive for recommending a particular share class over other share classes, to the extent applicable. A shareholder who holds Shares through a Selling Agent or other financial intermediary should consult with the shareholder’s financial advisor and review carefully any disclosure by the Selling Agent or other financial intermediary as to its compensation.

Although the Fund may use Selling Agents or other financial intermediaries that sell Shares to effect transactions for the Fund’s portfolio, the Fund and the Advisor will not consider the sale of Shares as a factor when choosing Selling Agents or other financial intermediaries to effect those transactions.

For further details about payments made by the Distributor to Selling Agents and other financial intermediaries, please see the Statement of Additional Information.

The following change is made to the Fund’s SAI:

The section of the SAI entitled “Distribution of Fund Shares—Additional Payments to Selling Agents” is deleted in its entirety and replaced with the following:

Additional Payments to Financial Intermediaries

The Distributor or its affiliates may from time to time make payments, reimburse and provide other incentives to Selling Agents and other financial intermediaries as compensation for services such as providing the Fund with “shelf space” or a higher profile for the Selling Agents’ or other financial intermediaries’ financial advisors and their customers, placing the Fund on the Selling Agents’ or other financial intermediaries’ preferred or recommended fund list or otherwise identifying the Fund as being part of a complex to be accorded a higher degree of marketing support than complexes not making such payments, granting the Distributor access to the Selling Agents’ or other financial intermediaries’ financial advisors (including through the firms’ intranet websites) in order to promote the Fund, promotions in communications with Selling Agents’ or other financial intermediaries’ customers such as in the firms’ internet websites or in customer newsletters, providing assistance in training and educating the Selling Agents’ or other financial intermediaries’ personnel, and furnishing marketing support and other specified services. The Distributor or its affiliates may make “due diligence” payments to certain service organizations for such service organizations’ examination of the Fund on behalf of one or more Selling Agents or other financial intermediaries. The actual services provided, and any payments made for such services, may vary from firm to firm. These payments may be significant to the Selling Agents, other financial intermediaries or service organizations.

A number of factors will be considered in determining the amount of these additional payments to Selling Agents, other financial intermediaries or service organizations. On some occasions, such payments may be conditioned upon levels of sales, including the sale of a specified minimum dollar amount of the shares of the Fund and/or other funds sponsored by the Distributor together or a particular class of shares, during a specified period of time. The Distributor or its affiliates also may make payments to one or more Selling Agents or other financial intermediaries based upon factors such as the amount of assets a Selling Agent’s or financial intermediary’s clients have invested in the Fund and the quality of the Selling Agent’s or financial intermediary’s relationship with the Distributor, the Advisor and/or their affiliates.

To the extent the additional payments described above are made, such additional payments would be made from the assets of the Distributor or an affiliate of the Distributor (and sometimes, therefore referred to as “revenue sharing”) pursuant to agreements with Selling Agents or other financial intermediaries and would not change the price paid by investors for the purchase of Shares or the amount the Fund will receive as proceeds from such sales. These payments may be made to Selling Agents or other financial intermediaries (each, as selected by the Distributor) that have sold significant amounts of Shares.

In addition to revenue sharing payments, the Distributor or its affiliates may also make payments to Selling Agents or other financial intermediaries in connection with certain transaction fees (also referred to as “ticket charges”) incurred by the Selling Agents or other financial intermediaries.

The additional payments described above may be made to a Selling Agent, other financial intermediary or service organization as a fixed dollar amount or may be calculated on another basis.

In addition to the payments described above, the Distributor, the Advisor and/or their respective employees and representatives may make payments in connection with or reimburse Selling Agents’ sponsorship and/or attendance at conferences, seminars or informational meetings (“event support”), provide Selling Agents or their personnel with occasional tickets to events or other entertainment, meals and small gifts (“other non-cash compensation”) to the extent permitted by applicable law, rules and regulations.

In addition, wholesale representatives of the Distributor and employees of the Advisor or their affiliates visit Selling Agents or other financial intermediaries on a regular basis to educate financial advisors and other personnel about the Fund and to encourage the sale or recommendation of Shares to their clients. The Distributor and/or the Advisor may also provide (or compensate consultants or other third parties to provide) other relevant training and education to a Selling Agent’s or other financial intermediary’s financial advisors and other personnel. Although the Fund may use Selling Agents or other financial intermediaries that sell Shares to effect transactions for the Fund’s portfolio, neither the Fund nor the Advisor will consider the sale of Fund shares as a factor when choosing Selling Agents or other financial intermediaries to effect those transactions.

The Distributor or its affiliates also may make payments or reimbursements to Selling Agents, other financial intermediaries, or their respective affiliated companies which may be used for the development, maintenance and availability of certain services including, but not limited to, platform education and communications, relationship management support, development to support new or changing products, trading platforms and related infrastructure/technology and/or legal risk management and regulatory compliance infrastructure in support of investment-related products, programs and services (collectively, “platform support”) or for various studies, surveys, industry data, research and access to information about, and contact information for, particular financial advisors who have sold, or may in the future sell, Shares of the Fund (i.e., “leads”). In addition, the Distributor or its affiliates may pay investment consultants or their affiliated companies for certain services including technology, operations, tax, or audit consulting services and may pay such firms for the Distributor’s attendance at investment forums sponsored by such firms (collectively, “consultant services”).

Payments for items including event support, platform support, leads and consultant services (but not including certain account services, discussed below), as well as revenue sharing, may be bundled and allocated among these categories in the Distributor’s or its affiliates’ discretion. The Selling Agents or other financial intermediaries receiving such bundled payments may characterize or allocate the payments differently from the Distributor’s or its affiliates’ internal allocation.

In addition to the payments, reimbursements and incentives described above, further amounts may be paid to Selling Agents or other financial intermediaries for providing services with respect to shareholders holding Shares in nominee or street name, including, but not limited to, the following services: providing explanations and answering inquiries regarding the Fund and their accounts; providing recordkeeping and other administrative services, including preparing record date shareholder lists for proxy solicitation; maintaining records of and facilitating shareholder purchases and redemptions; processing and mailing transaction confirmations, periodic statements, prospectuses, shareholder reports, shareholder notices and other SEC-required communications to shareholders; providing periodic statements to certain benefit plans and participants in such plans of the Fund held for the benefit of each participant in the plan; processing, collecting and posting distributions to their accounts; issuing and mailing dividend checks to shareholders who have selected cash distributions; assisting in the establishment and maintenance of shareholder accounts; providing account designations and other information; capturing and processing tax data; establishing and maintaining automatic withdrawals and automated investment plans and shareholder account registrations; providing sub-accounting services; providing recordkeeping services related to purchase and redemption transactions, including providing such information as may be necessary to assure compliance with applicable blue sky requirements; and performing similar administrative services as requested by the Advisor to the extent that the firm is permitted by applicable statute, rule or regulation to provide such information or services. The actual services provided, and the payments made for such services, vary from firm to firm.

These payments, taken together in the aggregate, may be material to Selling Agents or other financial intermediaries relative to other compensation paid by the Fund and/or the Advisor and may be in addition to any (i) marketing support, revenue sharing or “shelf space” fees; and (ii) event support and other non-cash compensation. The additional servicing payments and set-up fees described above may vary from amounts paid to the Fund’s transfer agent for providing similar services to other accounts.

If investment advisers, distributors or affiliated persons of registered investment companies make payments and provide other incentives in differing amounts, Selling Agents, other financial intermediaries, and their respective financial advisors may have financial incentives for recommending a particular fund over other funds. In addition, depending on the arrangements in place at any particular time, a Selling Agent, other financial intermediary, and its respective financial advisors also may have a financial incentive for recommending a particular share class, to the extent applicable, over other share classes. Because Selling Agents, other financial intermediaries and plan recordkeepers may be paid varying amounts per class for sub-accounting and related recordkeeping services, the service requirements of which also may vary by class, this may create an additional incentive for Selling Agents, other financial intermediaries and their respective financial advisors to favor one fund complex over another or one fund share class over another, to the extent applicable. You should review carefully any disclosure by the Selling Agents, other financial intermediaries, or plan recordkeepers as to their compensation.

In certain circumstances, the Distributor or its affiliates may pay or reimburse Selling Agents or other financial intermediaries for distribution and/or shareholder services out of the Distributor’s or its affiliates’ own assets. Such activities by the Distributor or its affiliates may provide incentives to Selling Agents or other financial intermediaries to purchase or market Shares of the Fund. Additionally, these activities may give the Distributor or its affiliates additional access to sales representatives of such Selling Agents or other financial intermediaries, which may increase sales of Fund Shares. The payments described in this paragraph may be significant to payors and payees.

As of August 25, 2023, the Selling Agents, other financial intermediaries and/or service organizations listed below, and, in some cases, certain of such firms’ affiliates, may be receiving one or more of the types of additional payments discussed above. This list may change over time, and BlackRock may pay Selling Agents, other financial intermediaries or service organizations, or their affiliates, other types of additional payments in the future. Please contact your Selling Agent or other financial intermediary to determine whether it or its affiliate currently may be receiving such additional payments and to obtain further information regarding any such payments.

Charles Schwab & Co., Inc.

Fidelity Brokerage Services LLC

iCapital Securities, LLC

LPL Financial LLC

Sanctuary Wealth Group, LLC

Snyder Kearney, LLC

Investors should retain this supplement for future reference.

PRSAI-BPIF-0823SUP